EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2012

	Earnings before fixed charges:
	Income before allocation of noncontrolling interest
	and income from investments in unconsolidated
	subsidiaries	$110,593
Add:	Interest expense	86,306
	Depreciation expense on capitalized interest	1,208
	Amortization of deferred
	financing costs	3,586

	Earnings before fixed charges	$201,693

	Fixed charges:
	Interest expense	$86,306
	Amortization of deferred financing charges	3,586
	Capitalized interest	6,672

	Fixed charges	96,564

	Preferred unit distributions	8,690

	Combined fixed charges	$105,254

	Ratio of earnings to fixed charges	2.09

	Ratio of earnings to combined fixed charges	1.92